Exhibit 99.1

Carbon Revolution Announces Receipt of Non-Compliance Letter from Nasdaq

Geelong, Australia, November 7, 2025. Carbon Revolution plc (Nasdaq: CREV) (the “Company”), a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today announced that the Company has received a notification letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff has decided to deny the Company’s request for continued listing on Nasdaq, based upon the Company’s non-compliance with Listing Rule 5550(b), Nasdaq’s minimum shareholders’ equity rule (the “Equity Rule”) and the Staff’s determination that the compliance plan that the Company submitted to Nasdaq did not provide a definitive plan evidencing the Company’s ability to achieve near-term compliance with the continued listing requirements.

As a result of the Staff’s decision, Nasdaq will suspend trading in the Company’s securities effective at the open of business on November 17, 2025 and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq, unless the Company requests an appeal of this determination by November 13, 2025.

Additionally, since the Company has not yet filed its Annual Report on Form 20-F for the period ended June 30, 2025, the Staff has determined that the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”). The Company’s inability to file the Form 20-F relates primarily to uncertainty as to the Company’s ability to operate as a going concern.

The Company intends to appeal this determination to a Nasdaq hearings panel (a “Panel”), at which the Company plans to present a compliance plan to address the deficiencies relating to the Equity Rule and the Filing Requirement and request an extension of time to regain compliance with both deficiencies.

Under Nasdaq rules, the Company’s request for a hearing will stay the suspension until at least November 28, 2025. In the Company’s request for a hearing, the Company intends to request an extended stay until the later of the date of the Panel’s determination or the expiration of any extension period granted by the Panel to regain compliance with both deficiencies.

As previously announced, in order to obtain sufficient liquidity to fund its business and operations, as well as to contribute towards regaining compliance with Nasdaq continued listing requirements, the Company is exploring potential strategic and financing options, a portion of which may need to be obtained significantly earlier than the end of the Company’s fiscal year. The Company expects that the compliance plan that it submits to the Panel for regaining compliance with the Equity Rule and the Filing Requirement will be based upon such potential strategic and financing options. The Company makes no assurances that it will be able to secure any of such strategic or financing options on satisfactory terms, or at all.

The Company can provide no assurance that the review by the Panel will result in a stay of suspension or an extension of the deadline to regain compliance with the deficiencies being granted or the continued listing of its ordinary shares. If the Company’s securities are delisted, there may be a very limited market in which the Company’s shares are traded, the Company’s shareholders may find it difficult to sell their shares of the Company and the trading price of the Company’s securities, if any, may be adversely affected.

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About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) is the parent of Carbon Revolution Pty Ltd, an early-stage growth company which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectation of continued listing of Carbon Revolution’s ordinary shares and warrants on Nasdaq, the Company’s ability to promptly regain compliance with Nasdaq listing requirements, the future financial performance, business strategies, financings and expectations for the Company’s business. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the ability to regain compliance with the continued listing requirements and maintain the listing of Carbon Revolution’s securities on Nasdaq or any other exchange on which such securities may be listed in the future; (ii) the failure to realize the benefits of being listed on a U.S. securities exchange and publicly-traded in the United States; (iii) Carbon Revolution’s liquidity, including its ability to pay its obligations and to issue equity, refinance its indebtedness or otherwise obtain financing at all or on acceptable terms, (iv) risks related to its ability to meet financial covenants and other key covenants under existing financing arrangements, (v) changes in domestic and foreign business, market, financial, political and legal conditions; (vi) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vii) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (viii) risks related to domestic and international political and macroeconomic uncertainty including tariffs and trade policy and the Russia-Ukraine and Israel-Hamas and Israel-Hezbollah conflicts; (ix) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (x) the impact of pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xiii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Annual Report on Form 20-F for the financial year ended June 30, 2024.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors

Investors@carbonrev.com

Media

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